EXHIBIT 6
PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
Computation of Earnings Per Share
For the years 2006 through 2010

	2010(1)		2010	2009	2008	2007	2006

	(in millions, except earnings per common share)
Earnings per share for the year attributable to common equity holders of PLDT
Basic

Net income attributable to equity holders of PLDT	US$	918	Php40,217	Php39,781	Php34,317	Php39,289	Php32,385
Add (Deduct): Dividends on preferred shares		(10)	(458)	(457)	(455)	(457)	(455)

Consolidted net income attributable to common shareholders	US$	908	Php39,759	Php39,324	Php33,862	Php38,832	Php31,930

Diluted
Net income attributable to equity holders of PLDT	US$	918	Php40,217	Php39,781	Php34,317	Php39,289	Php32,385
Add (Deduct): Dividends on preferred shares		(10)	(458)	(457)	(455)	(457)	(455)
Dividends on dilutive preferred stock subject to mandatory redemption charged to interest expense for the year		—	—	—	—	17	—
Accretion to redemption value of preferred stock subject to mandatory conversion		—	—	—	—	131	—
Foreign exchange gains on preferred stock subject to mandatory conversion			—	—	—	(182)	—

Consolidated net income applicable to common shareholders	US$	908	Php39,759	Php39,324	Php33,862	Php38,798	Php31,930

Basic
Weighted average number of common shares (in thousands)
Outstanding common shares at beginning of year			186,797	187,484	188,741	188,435	180,789
Effect of issuance of common shares during the year			—	15	542	221	3,667
Effect of purchase of treasury stock during the year			(7)	(583)	(1,120)	—	—

			186,790	186,916	188,163	188,656	184,456

Diluted
Weighted average number of common shares (in thousands)
Outstanding common shares at beginning of year			186,797	187,484	188,741	188,435	180,789
Effect of issuance of common shares during the year			—	15	542	221	3,667
Average incremental number of shares under ESOP(2)			(7)	21	13	38	98
Effect of purchase of treasury stock during the year			—	(583)	(1,120)	—	—
Common shares equivalent of preferred shares deemed dilutive: Preferred stock Series VI			—	—	—	680	—

			186,790	186,937	188,176	189,374	184,554

Earnings per share for the year
Basic		Php4.86	Php212.85	Php210.38	Php179.96	Php205.84	Php173.10
Diluted		4.86	212.85	210.36	179.95	204.88	173.01

(1)	We maintain our accounts in Philippine pesos, the functional and presentation currency under IFRS. For convenience, the Philippine peso financial information as at and for the year ended December 31, 2010 has been translated into U.S. dollars at the exchange rate of Php43.81 to US$1.00, the Philippine peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2010.

(2)	The dilutive effect of the outstanding options is reflected as additional share dilution in the computation of earnings per common share, see Note 7 — Earnings per Common Share to the accompanying consolidated financial statements in Item 18 for further discussion.

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